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                             December 3, 2020

       Jason Reid
       President
       Fortitude Gold Corporation
       2886 Carriage Manor Point
       Colorado Springs, CO 80906

                                                        Re: Fortitude Gold
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 23,
2020
                                                            File No. 333-249533

       Dear Mr. Reid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2020 letter.

       Form S-1/A filed November 23, 2020

       Cover Page

   1. We note your response to prior comment 1 that you have engaged R.F. Lafferty & Co.,
                                                        Inc. to serve as
market-maker and quote your shares on the over-the-counter market maintained by the OTC
Market Group. Please revise your disclosures, both on your cover page and at page 36, to
clarify the OTC market on which you intend your shares to be quoted. Please also
revise your risk factor section to include a corresponding risk factor that clarifies that
there is no guarantee that your shares will be quoted on the OTC market which you identify.
 Jason Reid
FirstName  LastNameJason
Fortitude Gold  Corporation Reid
Comapany3,
December   NameFortitude
              2020         Gold Corporation
December
Page  2    3, 2020 Page 2
FirstName LastName
Our Business, page 20

2. We note that the technical report has been revised in order to remove language indicating that you had early adopted the new mining disclosure rules in Subpart 229.1300 of Regulation S-K, rather than to provide incremental content and disclosures, although it appears that the original technical report is still available on the Gold Resource Corp.
         website. Please tell us of any other instances in which the technical report has been circulated or filed and your plans to correct or update all such versions prior to the effective date of your registration statement.
3. We note your response to prior comment 8, regarding the two individuals identified in your disclosures on page 26, as responsible for your estimates of proved reserves. We understand that you have identified these experts to comply with paragraph (b)(5)
         of Industry Guide 7.

         However, you should also obtain and file consents of these two individuals to comply with
         Item 601(b)(23) of Regulation S-K and Rule 436(a) of Regulation C. Please refer to
         General Instruction II.A to Form S-1.
Management, page 30

4. We note your response to prior comment 9. Please further revise your disclosure to detail any material potential conflicts of interest posed by the terms of the Separation Agreement and/or the Management Services Agreement as they relate to Mr. Conrad's dual board memberships.
Relationship with Gold Resource Corporation After the Spin-Off, page 37

5. We note your response to prior comment 11 and reissue in part. Please describe the assets transferred to the registrant, and the liabilities assumed by the registrant, in connection with Gold Resource Corporation's transfer to the registrant of all outstanding shares of GRC Nevada Inc.
Exhibits

6. Please file as an exhibit your contract mining agreement relating to your mining activities at the Isabella Pearl project, or tell us why you do not believe it is required to be filed.
         Refer to Item 601(b)(10) of Regulation S-K.
 Jason Reid
FirstName  LastNameJason
Fortitude Gold  Corporation Reid
Comapany3,
December   NameFortitude
              2020         Gold Corporation
December
Page  3    3, 2020 Page 3
FirstName LastName
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      William T. Hart